October 29, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate and Finance
100 F Street, N.E.
Washington DC  20549-4628

RE:	ZYTO Corp (the “Company”)
Request to Withdraw Registration Statement on Form 10-12(b) (RW)
File No. 001-34826

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, (the “Securities Act”), the Company hereby requests immediate withdrawal of the above-referenced Registration Statement on Form 10-12(b) (File No. 001-34826), which was originally filed with the Securities and Exchange Commission (the “Commission”) on July 21, 2010, Amendment Number One on August 31, 2010, and Amendment Number Two on September 30, 2010, along with any exhibits (the “Registration Statement”).

The Registration Statement was filed under the incorrect labeling/header 12(b).  Accordingly, the Company respectfully requests that the SEC grant an order permitting withdrawal of the Registration Statement and declare the withdrawal effective as soon as feasibly possible.  As discussed with the Commission Staff, the Company intends shortly to file a new Form 10 registration statement under the correct labeling/header 12(g).  We respectfully request that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

Your assistance in this matter is greatly appreciated.  If you have any questions or comments relating to this matter, please contact David S. Evans, counsel for the Company, at (801) 328-3600.

Yours truly,

ZYTO Corp

Per: /s/ Vaughn R Cook
Vaughn R Cook
President and Chief Executive Officer